

November 22, 2024

Marc Benathen
Chief Financial Officer
LifeMD, Inc.
236 Fifth Avenue, Suite 400
New York, New York 10001

> **Re: LifeMD, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Response Dated October 25, 2024**
> **File No. 001-39785**

Dear Marc Benathen:

We have reviewed your October 25, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 16, 2024 letter.

Press Release Dated March 11, 2024 and August 7, 2024

Reconciliation of GAAP Net Loss to Adjusted EBITDA to Cash Adjusted EBITDA , page 1

1.   In response to comment 3 you reference obsolete inventory that you destroyed. Please provide us the following information so that we are able to further understand the basis for your determination that the adjustments are one-time, non-recurring charges, for 2022, 2023 and 2024:

- the name of each brand;
- the amount recorded as obsolete inventory;
- the quarterly period and year the amount was recorded as obsolete inventory;
- the reason the brand was sunset;
- the reason the inventory was destroyed, and not otherwise sold; and

- the amount of any lower of cost or market adjustments recorded during 2022, 2023 and 2024 that did not relate to sunset brands. Provide us the related facts and circumstances.

2. In addition, you reference one-time accounts receivable and sales return adjustments. Please provide us the following information so that we are able to further understand the basis for your conclusion:

    - the amount of each separate adjustment;
    - the period and year the adjustment was recorded; and
    - a description of the facts and circumstances related to each adjustment.

3. In addition, you reference that litigation costs include one-time non-recurring expenses for matters that are extraordinary in nature and scope and that should not be classified as normal operating expenses. Please provide us the following information so that we are able to further understand the basis for your conclusions: the amount recorded for each separate matter, by year and by type of cost incurred (e.g., external attorneys fees, internal costs, amounts recorded pursuant to settlement agreements, etc.).

4. In addition, please describe for us in further detail your insurance acceptance readiness expenses (including how they relate to your operations, revenue generating activities, and business strategy), why you incurred these expenses in 2022, 2023 and 2024, and when these costs will no longer be incurred, as appears to be indicated in your response.

5. We note your response to comment 4. In future filings, please reconcile Telehealth Adjusted EBITDA from Telehealth operating loss as presented in the segment data footnote as the most directly comparable financial measure calculated and presented in accordance with GAAP. Provide us with a draft of your revised disclosure as part of your response.

6. We note preferred stock dividends for 2023 and 2022 were $3,106,250 each fiscal year, as presented in the statements of operations, and the non-GAAP adjustments for dividends were $5,371,450 and $3,250,250, for 2023 and 2022. Please clarify for us the reason for the differences between the amounts, for each year presented. Please similarly address the difference in dividends amounts as it relates to your 2024 and 2023 interim financial statements and the related non-GAAP adjustments.

Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services